UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

RMG Networks Holding Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74966K102

(CUSIP Number)

Gregory H. Sachs

520 Lake Cook Road, Suite 650

Deerfield, IL 60015

(312) 784-3952

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 74966K102

1)	NAME OF REPORTING PERSON

The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

7) SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	1,983,020 (1)
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	0
WITH
10) SHARED DISPOSITIVE POWER
1,983,020 (1)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,983,020 (1)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.8% (2)

14)	TYPE OF REPORTING PERSON
OO

(1)

Includes 1,873,656 shares of common stock owned by White Knight Capital Management LLC.

(2)

Based on 11,156,257 outstanding shares of the Issuer’s common stock, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2018.

SCHEDULE 13D
CUSIP No. 74966K102

1)	NAME OF REPORTING PERSON

White Knight Capital Management LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

7) SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	1,873,656
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	0
WITH
10) SHARED DISPOSITIVE POWER
1,873,656

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,873,656

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.8% (1)

14)	TYPE OF REPORTING PERSON
OO

(1)

Based on 11,156,257 outstanding shares of the Issuer’s common stock, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2018.

SCHEDULE 13D
CUSIP No. 74966K102

1)	NAME OF REPORTING PERSON

2011 Sachs Family Trust

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	29,238
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	0
WITH
10) SHARED DISPOSITIVE POWER
29,238

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,238

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3% (1)

14)	TYPE OF REPORTING PERSON
IN

(1)

Based on 11,156,257 outstanding shares of the Issuer’s common stock, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2018.

SCHEDULE 13D
CUSIP No. 74966K102

1)	NAME OF REPORTING PERSON

Gregory H. Sachs

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	141,666 (1)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	2,012,258 (2)
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	141,666 (1)
WITH
10) SHARED DISPOSITIVE POWER
2,012,258 (2)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,153,924 (2)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.1% (3)

14)	TYPE OF REPORTING PERSON
IN

(1)

Consists of shares of common stock issuable upon the exercise of stock options that are currently exercisable.

(2)

Gregory H. Sachs may be deemed to be the indirect beneficial owner of the shares of common stock owned by The Gregory H. Sachs Revocable Trust UDT Dtd. 4/2/98, White Knight Capital Management LLC, and 2011 Sachs Family Trust.

(3)

Based on 11,156,257 outstanding shares of the Issuer’s common stock, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2018 and including the common units not outstanding which are subject to the stock options.

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on June 2, 2015, as amended by Amendment No. 1 filed on April 6, 2018 and Amendment No. 2 filed on August 1, 2018 (the “Original Schedule 13D” and, as amended by this Amendment, this “Schedule 13D”) by The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98 (the “Revocable Trust”), White Knight Capital Management LLC (“White Knight”), The 2011 Sachs Family Trust (the “Family Trust”), and Gregory H. Sachs (“Mr. Sachs”) relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of RMG Networks Holding Corporation (the “Issuer”). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.

Item 4.

Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended by deleting the eighteenth paragraph of Item 4 and adding the following paragraphs after the seventeenth paragraph of Item 4:

On August 18, 2018, the Issuer, Parent, Merger Sub, and Subordinated Lender entered into a First Amendment and Waiver Agreement (the “First Amendment to Merger Agreement”), which amends the Merger Agreement to (1) increase the Merger Consideration (as defined in the Merger Agreement) to $1.29 in cash without interest; (2) waive certain alleged breaches by the Issuer of the Merger Agreement occurring prior to the date of amendment; (3) extend the Drop Dead Date (as defined in the Merger Agreement) and the corresponding Triggering Date to September 14, 2018 with a right of either Parent or the Issuer to unilaterally further extend such dates to September 28, 2018; (4) increase the amount of the Penalty Loan from $1 million to $1.5 million; and (5) allow, in light of the resignation of all of the members of the Special Committee (as defined in the Merger Agreement), all actions required by the Merger Agreement to be taken by the Special Committee to instead be taken by the Issuer Board.

On August 18, 2018, the Borrowers and Subordinated Lender entered into a First Amendment and Waiver Agreement (the “First Amendment to Subordinated Loan Agreement”), which amends the Subordinated Loan Agreement to increase the amount of the penalty loan from $1 million to $1.5 million, amend the Conversion Trigger Date (as defined therein), and waive certain alleged breaches by the Issuer of the Merger Agreement occurring prior to the date of amendment.

The foregoing descriptions of the Merger Agreement, the Voting Agreement, the Subordinated Loan Agreement, the July 2018 Letter, the First Amendment to Merger Agreement, the First Amendment to Subordinated Loan Agreement, and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement attached as Exhibit G, the Voting Agreement attached as Exhibit H, the Subordinated Loan Agreement attached as Exhibit I, the July 2018 Letter attached as Exhibit J, the First Amendment to Merger Agreement attached as Exhibit K, and the First Amendment to Subordinated Loan Agreement attached as Exhibit L, which are each incorporated herein by reference.

Item 5.

Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b)

Based on information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, 11,156,257 shares of the Common Stock were outstanding as of August 14, 2018. Based on the foregoing, as of the date hereof, (i) the 1,983,020 shares of Common Stock that the Revocable Trust may be deemed to beneficially own (which includes 1,873,656 shares held directly by White Knight) represent approximately 17.8% of the Common Stock outstanding; (ii) the 1,873,656 shares of Common Stock that White Knight may be deemed to beneficially own represent approximately 16.8% of the Common Stock outstanding; (iii) the 29,238 shares of Common Stock that the Family Trust may be deemed to beneficially own represent approximately 0.3% of the Common Stock outstanding; and (iv) the 2,153,924 shares of Common Stock that Mr. Sachs may be deemed to beneficially own (which includes 141,666 shares of common stock issuable upon the exercise of stock options held directly by Mr. Sachs that are currently exercisable, 29,238 shares held directly by the Family Trust, 109,364 shares held directly by Revocable Trust, and 1,873,656 shares held directly by White Knight) represent approximately 19.1% of the Common Stock outstanding (including the common units not outstanding which are subject to the stock options). The Revocable Trust and Mr. Sachs may be deemed to share voting and dispositive power with respect to the securities held by the Revocable Trust, and each of the Revocable Trust, Mr. Sachs and White Knight may be deemed to share voting and dispositive power with respect to the securities held by White Knight. In addition, Mr. Sachs is the father of the beneficiaries of the Family Trust and the son of the trustee of the Family Trust and, therefore, may be deemed to share voting and dispositive power with respect to the securities held by the Family Trust. Mr. Sachs disclaims beneficial ownership of all shares of Common Stock beneficially owned by the Revocable Trust and the Family Trust, except to the extent of his pecuniary interest therein (if any). The information set forth in Item 4 of this Statement is incorporated herein by reference.

(c)

The information set forth in Item 4 of this Statement is incorporated herein by reference. The Original 13D previously reported 633,333 shares of common stock held by the Revocable Trust issuable upon the exercise of warrants that were exercisable, which expired on April 8, 2018 were previously inadvertently reported on Amendment No. 2, and are no longer reported in this Schedule 13D.

(d)

Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e)

Inapplicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The first paragraph of Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 of this Statement is incorporated herein by reference.

Item 7.

Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended by adding the following as Exhibit J:

Exhibit K	First Amendment and Waiver Agreement, dated August 18, 2018, between Issuer, Parent, Merger Sub and Subordinated Lender.

Exhibit L	First Amendment and Waiver Agreement, dated August 18, 2018, between Borrowers and Subordinated Lender.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2018	The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98

	By:	/s/ Gregory H. Sachs
	Name:	Gregory H. Sachs
	Title:	Trustee

White Knight Capital Management LLC

By: Redleaf Management Company, LLC

	By:	/s/ Michelle Sibley
	Name:	Michelle Sibley
	Title:	Manager

2011 Sachs Family Trust

	By:	/s/ Gerald M. Sachs
	Name:	Gerald M. Sachs
	Title:	Trustee

/s/ Gregory H. Sachs
Gregory H. Sachs

EXHIBIT K

THIS FIRST AMENDMENT AND WAIVER AGREEMENT (this “Amendment’’), dated August 18, 2018 (“Amendment Date”) is entered into by and among RMG Networks Holding Corporation, a Delaware corporation (the “Company”), SCG Digital, LLC, a Delaware limited liability company (“Parent”), SCG Digital Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and, solely for the purposes of Sections 6.19, 8.03 and 8.04 of the Merger Agreement (as defined therein), SCG Digital Financing, LLC (“SCG Financing”). Unless otherwise defined herein, defined terms have the meaning set forth in that certain Agreement and Plan of Merger dated April 2, 2018 between the parties hereto (as amended hereby, the “Merger Agreement”).

WHEREAS, during the Go Shop Period under the Merger Agreement, the Company received an alternative proposal from a third party, Hale Capital Partners, L.P., a Delaware limited partnership (“Hale”), to engage in a recapitalization transaction (the “Alternative Transaction”);

WHEREAS, at a meeting held by the Special Committee on August 1, 2018, the Special Committee unanimously determined that the Alternative Transaction would result in a Superior Proposal;

WHEREAS, in a subsequent meeting of the Company Board on August 1, 2018, the Company Board did not approve the Alternative Transaction;

WHEREAS, Hale subsequently delivered a new non-binding proposal to the Company providing a stockholder option to receive cash in exchange for the shares of Company Common Stock, which proposal is subject to negotiation and documentation;

WHEREAS, under the terms of that certain Bridge Loan Agreement, SCG Financing has rights (the “Conversion Rights”) to convert the outstanding indebtedness owing to it by the Company to preferred stock if a transaction (either the Merger or an alternative transaction) does not close by August 30, 2018 (the “Triggering Date”), which is also the Drop Dead Date under the Merger Agreement;

WHEREAS, the Company Board believes that the Company will require an extension of the Drop Dead Date under the Merger Agreement and of the corresponding Triggering Date under the Loan Agreement in order to complete the Merger or an alternative transaction and to avoid triggering the Conversion Rights following the Triggering Date;

WHEREAS, Parent has also offered to amend the Merger Agreement to, among other things, (1) increase the Merger Consideration to $1.29 in cash without interest, (2) waive certain alleged breaches by the Company of the Merger Agreement occurring prior to the Amendment Date; (3) extend the Drop Dead Date and the corresponding Triggering Date to September 14, 2018, with a right of either Parent or the Company to unilaterally further extend such dates to September 28, 2018; and (4) increase the amount of the Penalty Loan from $1,000,000 to

$1,500,000;

WHEREAS, the Board believes that the foregoing proposed modifications to the Merger Agreement represent material improvements to its terms that are in the best interests of stockholders;

WHEREAS, effective upon the execution of this Amendment, the Company will remove the designation from Hale as an Excluded Person for purposes of the Merger Agreement; and

WHEREAS, certain amendments and waivers to the Bridge Loan Agreement are being made concurrently herewith.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

1.	Merger Consideration. The words “one dollar and twenty-seven cents ($1.27)” in Section 2.03(a) of the Merger Agreement are hereby amended and restated in their entirety to read as follows: “one dollar and twenty-nine cents ($1.29)”.

2.	Penalty Loan. The definition of “Penalty Loan” (in Section 1.01(a) of the Merger Agreement) is hereby changed to read in its entirety as follows:

“Penalty Loan” means that certain one million and five hundred thousand dollar ($1,500,000) loan, which loan may be drawn upon and released to the Parties as set forth in Sections 8.03 and 8.04. The Parties acknowledge and agree that one million dollars ($1,000,000) of such loan amount was deposited by Lender into the Escrow Account on or prior to April 23, 2018, and the remaining $500,000 of such loan amount shall be deposited by Lender into the Escrow Account pursuant to the Bridge Loan Agreement and the Escrow Agreement no later than two (2) Business Days prior to the end of the Buyer Close Period. If drawn upon and released to the Company pursuant to the terms of this Agreement and the Escrow Agreement, the terms of the Penalty Loan shall be as set forth in the Bridge Loan Agreement.

3.	Drop Dead Date. The words “August 30, 2018 (the “Drop Dead Date”)” in Section 8.01(b) of the Merger Agreement are hereby amended and restated in their entirety to read as follows: “September 14, 2018, provided that such date may be extended to September 28, 2018 at the election of either Parent or the Company upon written notice to the other party no later than twenty-four (24) hours prior to September 14, 2018 (the “Drop Dead Date”)”.

4.	Breach Waiver. Parent hereby agrees that any actions constituting breaches of the Merger Agreement committed by the Company, or the Special Committee on behalf of the Company, and currently known to Parent (including but not limited to actions expressly described in letters from Parent to the Special Committee and the Company and alleged to be breaches of the Merger Agreement) are hereby waived by Parent, and Parent agrees not to enforce any of its rights or remedies under Section 8.01(e) of the Merger Agreement or at law or equity on the basis of such alleged breach or breaches. Notwithstanding the foregoing, the waivers provided in this Section 4 are conditioned upon the Company’s performance of its obligations under Section 5 below. If the Company breaches any of its obligations under Section 5 below, each waiver granted in this Section 4 shall be null and void and without effect ab initio, and Parent and Merger Sub shall be permitted to enforce any right which they may have with respect to any alleged breach described in this Section 4.

2

5.	Excluded Person and Standstill. The Company shall immediately cease all discussions with Hale (and all Representatives and Affiliates thereof) with respect to the Alternative Transaction or any other transaction proposal. No later than two (2) business days following the Amendment Date, the Company shall notify Hale that it is no longer an Excluded Person. The Company agrees to fully enforce the Required Standstill Provision set forth in the Acceptable Confidentiality Agreement to which Hale and the Company are a party. To that end, the Company shall immediately inform Parent of any breach of such Required Standstill Provision (including but not limited to any waiver request thereunder) and shall pursue enforcement actions in respect of such breach as reasonably requested by Parent.

6.	Acquisition Proposal. The definition of “Acquisition Proposal” set forth in Section 1.01(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Acquisition Proposal” means any inquiry (in writing or otherwise), offer, proposal or indication of interest from any Third Party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any Third Party, directly or indirectly, of 25% or more of any class of outstanding voting or equity securities of the Company, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any Third Party beneficially owning 25% or more of any class of outstanding voting or equity securities of the Company, (ii) any merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving the Company or any of its Subsidiaries, which would result in a Third Party becoming entitled to 25% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iii) any sale, lease, exchange, transfer, license (other than licenses in the ordinary course of business), acquisition or disposition of 25% or more of the consolidated assets of the Company and its Subsidiaries (measured by the lesser of book or fair market value thereof) or (iv) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, the business of which constitutes 25% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole.

7.	Governing Law; Jurisdiction; Waiver of Jury Trial. Sections 9.06, 9.07 and 9.08 of the Merger Agreement shall apply to this Amendment, mutatis mutandis.

8.	Counterparts. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Amendment shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Amendment shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Amendment transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

9.	Miscellaneous. The Merger Agreement remains in full force and effect, as amended hereby.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

3

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

RMG NETWORKS HOLDING CORPORATION

By:	/s/ Robert Michelson
Name:	Robert Michelson
Title:	President and Chief Executive Officer

SCG DIGITAL, LLC

By:	/s/ Gregory Sachs
Name:	Gregory Sachs
Title:	President

SCG DIGITAL MERGER SUB, INC.

By:	/s/ Gregory Sachs
Name:	Gregory Sachs
Title:	President and Secretary

SCG DIGITAL FINANCING, LLC, solely for the purposes of Sections 6.19, and 8.04

By:	/s/ Gregory Sachs
Name:	Gregory Sachs
Title:	President

EXHIBIT L

THIS FIRST AMENDMENT AND WAIVER AGREEMENT (this “Amendment’’), dated August 18, 2018 (“Amendment Date”) is entered into by and among SCG Digital Financing, LLC, a Delaware limited liability company (“Lender”), and RMG Networks, Inc., a Delaware corporation, RMG Networks Holding Corporation, a Delaware corporation, RMG Enterprise Solutions, Inc., a Delaware corporation, RMG Networks Limited, a corporation formed under the laws of the United Kingdom, and RMG Networks Middle East, LLC, a Nevada limited liability company (collectively, “Borrower”). Unless otherwise defined herein, defined terms have the meaning set forth in that certain Subordinated Loan and Security Agreement dated April 2, 2018 between the parties hereto (as amended hereby, the “Loan Agreement”).

WHEREAS, contemporaneous with the Loan Agreement, RMG Networks Holding Corporation, a Delaware corporation (the “Company”), SCG Digital, LLC, a Delaware limited liability company (“Parent”), SCG Digital Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent, and, solely for the purposes of Sections 6.19, 8.03 and 8.04 of the Merger Agreement (as defined herein), Lender entered into that certain Agreement and Plan of Merger (as amended, the “Merger Agreement”);

WHEREAS, the parties to the Merger Agreement have amended the Merger Agreement to (1) increase the Merger Consideration (as defined in the Merger Agreement) to $1.29 in cash without interest; (2) waive certain alleged breaches by the Company of the Merger Agreement occurring prior to the Amendment Date; (3) extend the Drop Dead Date (as defined in the Merger Agreement) and the corresponding Triggering Date to September 14, 2018 with a right of either Parent or the Company to unilaterally further extend such dates to September 28, 2018; (4)   increase the amount of the Penalty Loan from $1 million to $1.5 million; and (5) allow, in light of the resignation of all of the members of the Special Committee (as defined in the Merger Agreement), all actions required by the Merger Agreement to be taken by the Special Committee to instead be taken by the Company Board; and

WHEREAS, the parties to the Loan Agreement have agreed to amend the Loan Agreement to conform to the amendments to the Merger Agreement described above and Lender has agreed to waive certain Events of Default under the Loan Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

1.	Penalty Loan. The definition of “Penalty Loan” in Section 13.1 of the Loan Agreement is hereby changed to read in its entirety as follows: ““Penalty Loan” means a loan made after the Penalty Loan Conditions have been met in an aggregate principal amount equal to One Million Five Hundred Thousand Dollars ($1,500,000).” In addition, Section 2.2(b) of the Loan Agreement is hereby changed to read in its entirety as follows:

Penalty Loan. Subject to the terms and conditions of this Agreement, on or prior to April 23, 2018, the Lender agrees to escrow $1,000,000 with the Escrow Agent pursuant to the Escrow Agreement and no later than two (2) Business Days prior to the end of the Buyer Close Period (as defined in the Merger Agreement), the Lender agrees to escrow an additional $500,000 with the Escrow Agent pursuant to the Escrow Agreement. In the event that the Penalty Loan Conditions have been satisfied prior to the Maturity Date, Lender shall make an Advance of $1,500,000 constituting the full Penalty Loan to Borrower in accordance with the terms of the Escrow Agreement. Amounts borrowed under this Section 2.2(b) may not be prepaid or reborrowed. At the request of Lender, the parties agree that, if acceptable to the Escrow Agent, instead of escrowing cash with the Escrow Agent for the purpose of funding the Penalty Loan, Lender may provide one or more letters of credit in the face amount of up to $1,500,000 and in form and substance reasonably acceptable to Borrower, which letter(s) of credit will be drawable by the Escrow Agent at any time and upon written notice from the Borrower (with a copy to Lender) that the Penalty Loan Conditions have been satisfied prior to the Maturity Date in accordance with Section 3.4, the Escrow Agent shall immediately draw such letter of credit and place the proceeds into escrow and, subject to the terms of the Merger Agreement and the procedures in the Escrow Agreement, the amount so drawn will be advanced by the Escrow Agent to Borrower and constitute the Penalty Loan advanced under this Agreement. If Lender requests the option of providing the letter of credit, the parties agree to cooperate in good faith to modify the Merger Agreement, Escrow Agreement and this Agreement, if necessary, to conform the mechanics of the Penalty Loan to reflect funding through a letter of credit instead of deposited cash.

2.	Conversion. Section 12.14 of the Loan Agreement is hereby changed in its entirety to read in its entirety as follows:

Conversion. Lender and Borrower agree that, on and following the Conversion Trigger Date, Lender has the right to convert all or any portion of the Obligations (i.e., principal amount of all Credit Extensions and accrued and unpaid interest thereon under this Agreement) into shares of Series A Preferred Stock of RMG Networks Holdings Corporation (“Series A Preferred Stock”) on the terms set forth in the Certificate of Designation set forth as Exhibit B hereto. The “Conversion Trigger Date” shall mean the earlier of: (a) the next calendar day following the “Drop Dead Date” under the Merger Agreement; (b) the termination of the Merger Agreement pursuant to (i) Section 8.01(d) (failure to receive shareholder vote upon a final vote), (ii) Section 8.01(e) (Company breach), (iii) on or after August 31, 2018, Section 8.01(g) (Adverse Recommendation Change) or (iv) on or after August 31, 2018, Section 8.01(h) (Superior Proposal) of the Merger Agreement; provided, that if the Borrower terminated the Merger Agreement under Section 8.01(h) of the Merger Agreement prior to September 1, 2018, the Conversion Trigger Date shall be the later of (A) 150 days following the execution of the Merger Agreement or (B) 100 days following the execution of such definitive agreement with respect to a Superior Proposal; or (c) the date, if any, on which the Company breaches Section 6.02 of the Merger Agreement. Notwithstanding anything to the contrary, Lender shall have no right to convert the Obligations into any shares of Series A Preferred Stock if (a) the Penalty Loan Conditions are satisfied or (b) Lender fails to fulfill its obligations to escrow funds with (or provide a letter of credit to) the Escrow Agent in amount of $500,000 as and if required pursuant to the terms of Section 2.2(b) and Lender has not cured or rectified such failure (other than failing to perform by the initial required date for such funding), if any, prior to the termination of the Merger Agreement.

3.	Breach Waiver. Lender hereby agrees that any actions constituting Events of Default under the Loan Agreement committed by Borrowers and currently known to Lender (including but not limited to (x) the failure of Borrower to make the cash interest payment required under Section 2.3(d) of the Loan Agreement for the fiscal quarter ended June 30, 2018 in a timely manner, (y) any other actions expressly described in letter(s) from Lender to Borrower and alleged to be Events of Default, and (z) those other actions expressly described in letters from Parent to the Special Committee and the Company and alleged to be breaches of the Merger Agreement (to the extent such breaches of the Merger Agreement constitute Events of Default under the Loan Agreement)) (collectively, the “Existing Defaults”) are hereby waived by Lender, and Lender agrees not to enforce any of its rights or remedies under the Loan Agreement or at law or equity on the basis of any such Existing Default. Notwithstanding the foregoing, the waivers provided in this Section 3 are conditioned upon the Borrower’s performance of its obligations under Section 5 of the amendment to the Merger Agreement executed substantially concurrently herewith. If the Borrower breaches any of its obligations under such Section 5, each waiver granted in this Section 3 shall be null and void and without effect ab initio, and Lender shall be permitted to enforce any right which they may have with respect to any alleged breach described in this Section 3.

4.	Choice of Law, Venue, Jury Trial Waiver. Article 11 of the Loan Agreement shall apply to this Amendment, mutatis mutandis.

5.	Counterparts. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Amendment shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Amendment shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Amendment transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

6.	Miscellaneous. The Loan Agreement remains in full force and effect, as amended hereby.

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[N WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

BORROWER:

RMG NETWORKS, INC.,
a Delaware corporation

By:	/s/ Robert Michelson
Name:	Robert Michelson
Title:	President

RMG NETWORKS HOLDING CORPORATION,
a Delaware corporation

By:	/s/ Robert Michelson
Name:	Robert Michelson
Title:	President and Chief Executive Officer

RMG ENTERPRISE SOLUTIONS, INC.,
a Delaware corporation

By:	/s/ Robert Michelson
Name:	Robert Michelson
Title:	President

RMG NETWORKS MIDDLE EAST, LLC,
a Nevada limited liability company

By:	/s/ Robert Michelson
Name:	Robert Michelson
Title:	President

RMG NETWORKS LIMITED,
a corporation formed under the laws of the United Kingdom

By:	/s/ Robert Michelson
Name:	Robert Michelson
Title:	Director

SCG DIGITAL FINANCING, LLC,
a Delaware limited liability company

By:	/s/ Gregory H. Sachs
Name:	Gregory H. Sachs
Title:	President